EXHIBIT (h)(5)

CONTRACTUAL FEE WAIVER AGREEMENT

VAN ECK ALTERNATIVES INDEX FUND

        AGREEMENT made as of the [_____] day of [June], 2005, by and between Van Eck Alternatives Index Fund, a Delaware statutory trust (the “Trust”), and Van Eck Associates Corporation (the “Investment Manager”) (together, the “Parties”), with respect to the Investment Management fees to be charged by the Investment Manager to the Trust for the Gold Miners Index Fund (the “Fund”).

        The Investment Manager hereby agrees to waive fees and/or reimburse expenses to the extent necessary to limit its management fee and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding interest expense, brokerage commissions, licensing fees, offering costs and other trading expenses, taxes and extraordinary expense) from exceeding 0.55% of average net assets per year):

        [This Agreement may be renewable at the end of the above-referenced period for an additional one-year period upon the written agreement of the parties hereto.]

        This Agreement embodies the entire agreement of the Parties relating to the subject matter hereof. This Agreement supersedes and replaces any prior contractual waiver agreement between the parties with respect to the Portfolio(s) listed above. No amendment or modification of this Agreement will be valid or binding unless it is in writing and signed by the Parties.

        IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first written above.

Market Vectors Trust	Van Eck Associates Corporation
/s/___________________________________________________	/s/___________________________________________________